

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

November 9, 2023

Eli Kay
Chief Financial Officer
Unique Logistics International, Inc.
154-09 146th Ave.
Jamaica, NY 11434

> **Re: Unique Logistics International, Inc.**
> **Form 10-K for Fiscal Year Ended May 31, 2023**
> **File No. 000-50612**

Dear Eli Kay:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended May 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of operations, page 32

1.   Please revise to disclose revenues, cost of freight and other operating expenses attributable to acquired ULHK Entities included in the income statement during the reporting period. Expand to discuss the reasons for changes in revenues, cost of freight and other operating expenses excluding the operations of the acquired entities during the period.

Liquidity and Capital Resources, page 34

2.   We note disclosure on page F-24 that Unique Logistics had events of default under its Term Debt and Revolving Credit Facility that were cured subsequent to May 31, 2023. Please include a discussion of these events of default and indicate the course of action that was taken to remedy the deficiencies. Refer to Item 303(b)(1) of Regulation S-K.

3.   We note disclosure indicating that $3.8 million and $10.9 million of the purchase price of the ULHK Entities Acquisition was recorded as goodwill and equity method investments,

respectively. Please reconcile this disclosure with the purchase price allocation disclosure on page F-19, which shows different amounts for these components of the assets acquired and revise to include consistent disclosures.

Notes To Consolidated Financial Statements
May 31, 2023
2. Acquisitions and Equity Method Investments, page F-16

4.	We note disclosure on page 9 that "the acquisition of the Purchased Shares in each of Unique Logistics International Co., Ltd ("Unique-Taiwan") and Unique Logistics International (Vietnam) Co., Ltd. ("Unique-Vietnam") is subject to receipt of all required governmental approvals in Taiwan and Vietnam, respectively, and the Company's acquisition of the Purchased Shares in those entities will therefore not officially close until after such approvals are obtained. (the "ULHK Entities Acquisition")." It appears you did not obtain control of these entities as of the acquisition date. As such, please clarify for us why these entities were included in the acquisition method of accounting for the ULHK Entities Acquisition on February 21, 2023, and the basis for consolidation of these entities. Refer to FASB ASC 805-10-25-6, which indicates that the acquisition date is the date on which the acquirer obtains control of the acquiree and revise your financial statements and disclosures as appropriate.

5.	Please revise to disclose how you obtained control of each of the ULHK entities as required by ASC 805-10-50-2(d). In addition, please disclose the amount of revenue and earnings of ULHK entities since the acquisition date included in the consolidated income statement for the reporting period as required by ASC 805-10-50-2(h)(1).

6.	We note you acquired on February 21, 2023, all of Unique Logistics Holdings Limited share capital in eight operating subsidiaries for purchase consideration of $28,750,000. Please revise to file most recent fiscal year audited, as well as unaudited for the subsequent interim period financial statements for each of the businesses acquired for the required periods or show us how you met the financial statement requirements of Rule 8-04 of Regulation S-X.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jennifer O'Brien at 202-551-3721 or Raj Rajan at 202-551-3388 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation